                                                                  EXHIBIT (a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer To Purchase, dated June 22, 2000, and (as defined below) the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of WI Holding Inc. by Morgan Stanley & Co. Incorporated or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                      Notice of Offer To Purchase for Cash
                     All Outstanding Shares of Common Stock
           (Including The Associated Preferred Share Purchase Rights)
                                       of
                           WYNN'S INTERNATIONAL, INC.
                                       at
                              $23.00 Net Per Share
                                       by
                                WI Holding Inc.,
                           a wholly owned subsidiary
                                       of
                          Parker-Hannifin Corporation

  WI Holding Inc., a Delaware corporation ("Merger Sub"), a wholly owned subsidiary of Parker-Hannifin Corporation, an Ohio corporation ("Purchaser"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of March 3, 1989, as amended and supplemented (the "Rights", and together with the Common Stock, the "Shares"), of Wynn's International, Inc. (the "Company") at a purchase price of $23.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2000 (the "Offer To Purchase"), and in the related Letter of Transmittal (which collectively, and together with any amendments or supplements thereto, constitute the "Offer"). Tendering Shareholders (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Following the Offer, Merger Sub intends to effect the Merger described below.

--------------------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
       CITY TIME, ON THURSDAY JULY 20, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

  The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) that number of Shares that constitutes a majority of the Shares outstanding on a fully diluted basis on the date of purchase (the "Minimum Condition"). The Offer is also subject to certain other conditions set forth in the Offer to Purchase. See the Introduction and Sections 1, 13 and 14 of the Offer to Purchase.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2000 (the "Merger Agreement"), among Purchaser, Merger Sub and the Company. The Merger Agreement provides that, among other things, Merger
Sub will make the Offer and that following the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with relevant provisions of the Delaware General Corporation Law ("DGCL"), Merger Sub will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Purchaser. At the effective time of the Merger (the "Effective Time"), each Share (excluding Shares owned by the Company or any subsidiary of the Company or by Purchaser or any subsidiary of Purchaser and any Shares owned by holders of Shares ("Shareholders") who have properly exercised their dissenters' rights under Delaware law) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer, without interest (and less any required withholding taxes). The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

  The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; has determined that the terms of the Offer and the Merger are fair to, and in the best interests of, Shareholders; and unanimously recommends that Shareholders accept the Offer and tender their Shares pursuant to the Offer.

  For purposes of the Offer, Merger Sub will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not withdrawn as, if and when Merger Sub gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of its acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Shareholders for the purpose of receiving payment from Merger Sub and transmitting payment to validly tendering Shareholders. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or, in the case of book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal.

  The consummation of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, if required, the approval of the Merger by the requisite vote of Shareholders. The Shareholder vote necessary to approve the Merger is the affirmative vote of the holders of a majority of the issued and outstanding Shares, voting as a single class, at a meeting of Shareholders. If the Minimum Condition is satisfied and Merger Sub purchases Shares pursuant to the Offer, Merger Sub will be able to effect the Merger without the affirmative vote of any other Shareholder. If Merger Sub acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Merger Sub will be able to effect the Merger pursuant to the "short-form" merger provisions of DGCL, without prior notice to, or any action by, any other Shareholder. In that event, Merger Sub intends to effect the Merger as promptly as practicable following the purchase of Shares in the Offer.

  Under no circumstances will interest be paid on the purchase price to be paid for the Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment. No interest will be paid on the consideration to be paid in the Merger to Shareholders who fail to tender their Shares pursuant to the Offer, regardless of any delay in effecting the Merger or making such payment.

  The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, July 20, 2000, unless and until Merger Sub (in accordance with the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by Merger Sub, shall expire.

  Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Merger Sub may, under certain circumstances, (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary and (ii) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. Any extension, delay, waiver, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering Shareholder to withdraw such Shareholder's Shares.

  Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after August 20, 2000, unless theretofore accepted for payment as provided in the Offer to Purchase. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holders of the Shares, if different from the person who tendered the Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering Shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

  The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

  The Company has provided Merger Sub with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to Shareholders. The Offer to Purchase and the related Letter of Transmittal will be mailed to record Shareholders and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial Shareholders.

  The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

  Questions and requests for assistance and copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies of tender offer materials will be furnished promptly at Merger Sub's expense. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                                   GEORGESON
                                  SHAREHOLDER
                              COMMUNICATIONS INC.
                          17 State Street, 10th Floor
                           New York, New York 10004
                           (800) 223-2064 (Toll Free)
            Banks and Brokerage Firms, Call Collect: (212) 440-9800

                      The Dealer Manager for the Offer is:

                           Morgan Stanley Dean Witter
                       Morgan Stanley & Co. Incorporated
                              One Financial Plaza
                           440 South LaSalle Street
                            Chicago, Illinois 60605
                                (312) 706-4448
June 22, 2000

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